Woodside Capital Securities, LLC
Statement of Financial Condition
As of December 31, 2015

Assets

Current assets		
Cash and cash equivalents	$	676,300
Accounts receivable		44,913
Total current assets		721,213
Total assets	$	721,213

Liabilities and Member's Equity

Current liabilities		
Accounts payable	$	600
Accrued expenses		9,869
Commissions payable		102,483
Total current liabilities		112,952
Member's equity		608,261
Total liabilities and member's equity	$	721,213

See accompanying notes.